EXHIBIT(a)(1)(E)

Questions and Answers about the Offer to Exchange

1.	What is the Stock Option Exchange Program?

The Stock Option Exchange Program (the “Offer”) is a voluntary program permitting eligible employees to cancel certain underwater stock options (the “Eligible Options”) and exchange them for new options at a 3:5 ratio (the “New Options”), as described in Item 20 below.

For accounting reasons, we cannot grant New Options for at least six months and one day after we cancel the Eligible Options, so the New Options will be granted October 23, 2003, or a later date if we extend the Offer. New Options will have an exercise price that will be determined on the grant date (the “New Option Grant Date”).

Your participation in this Offer is voluntary. You can either keep your current Eligible Options—at their current exercise price with their existing vesting schedules—or you can cancel Eligible Options in exchange for New Options. The New Options will have an adjusted vesting schedule as described in Item 17 below.

2.	Why are we offering the Stock Option Exchange Program?

We are making this Offer to employees because of the decline in the price of our common stock. We recognize that for the vast majority of our employees, the exercise price of their outstanding options to purchase our common stock is higher than the current market price of our common stock.

By making this Offer, we intend to provide employees with the benefit of holding options that may have a greater potential to increase in value over time, and thereby create better incentives for our employees to remain with us and contribute to the success of Extreme.

3.	Why isn’t this a 1:1 exchange?

In designing the program, the Board of Directors was particularly concerned with achieving a balance between Extreme’s need to provide appropriate incentives for its employees and the interests of our stockholders. This program is intended to provide employees with options of potentially greater value per share and, at the same time, recognize the interests of our existing shareholders by reducing overhang and dilution.

4.	What is overhang?

Overhang is a term used to define the ratio between the number of issued—and not yet exercised—employee stock options outstanding and the total shares outstanding. This ratio is expressed as a percentage; the higher the percentage, the greater the potential dilution.

5.	What is dilution?

Dilution is a reduction in earnings per share resulting from the assumption that convertible securities were converted, that options or warrants were exercised, or that other shares were issued upon the satisfaction of certain conditions. The greater the number of employee stock options outstanding, the greater the potential reduction in earnings per share resulting from their exercise.

6.	What is an underwater stock option?

An “underwater” stock option is an option with an exercise price that is higher than the current common stock price as reported, in the case of our common stock, on NASDAQ.

7.	What options may I exchange as part of the Offer?

You may exchange all stock options with an exercise price greater than $12.00 that are currently outstanding under our 1996 Amended Stock Option Plan (“1996 Plan”); our 2000 Nonstatutory Stock Option Plan (“2000 Plan”); or our 2001 Nonstatutory Stock Option Plan (“2001 Plan”).

8.	Are there conditions to the Offer?

The Offer is subject to conditions described in the Offer to Exchange that we filed with the SEC, including the right of Extreme to cancel the Offer if there is a significant change in events that would make completing the exchange inadvisable.

However, the Offer is not contingent upon a minimum number of employees accepting the Offer or a minimum number of Eligible Options being exchanged. A copy of the Offer to Exchange is included in this announcement package.

9.	What eligibility requirements must I satisfy in order to receive the New Options?

You must be an employee of Extreme (or one of its subsidiaries) through April 22, 2003, the date on which the Eligible Options will be canceled (the “Cancellation Date”), and you must remain continuously employed at Extreme through the New Option Grant Date.

If you are not an employee on the Cancellation Date, you will not be eligible to exchange any Eligible Options, and any election you may have made will become invalid. In addition, if your employment with Extreme is terminated for any reason, including as a result of a reduction in force, you will fall in this category.

If your Eligible Options are cancelled under this Offer, but you do not remain an employee of Extreme through the New Option Grant Date, you will not be granted New Options and your cancelled options (including the vested portion) will not be reinstated.

10.	How does the Offer work?

On or before April 21, 2003 (the “Expiration Date”), you may decide to exchange your Eligible Options for New Options, which will be granted on the New Option Grant Date. If you accept this Offer and tender your Eligible Options for exchange, your Eligible Options will be cancelled on the Cancellation Date. The New Options will be granted on a date that is at least six months and one day after the Cancellation Date, or October 23, 2003 (unless Extreme extends the Offer Period, as described in Item 24).

If you accept this Offer and tender your Eligible Options for exchange, then you must also exchange all of those options that were granted within the period that is six months prior to March 25, 2003, the date on which the Offer commenced. In other words, if you participate in the offer, you must exchange any options that were granted to you after September 24, 2002 (the “Required Options”).

Your New Options will represent three-fifths of the total number of shares that remained unexercised under your Eligible Options and any Required Options that you exchanged. The number of shares represented under New Option grants will be adjusted for any stock split, stock dividend, re-capitalization or similar transaction that may occur between the Expiration Date and the New Option Grant Date.

11.	If I elect to exchange my Eligible Options, do I have to exchange all of my Eligible Option grants or can I just exchange some of them?

If you have more than one Eligible Option grant, then you must exchange all Eligible Option grants. In addition, if you exchange your Eligible Options, you must exchange all options granted to you since September 24, 2002.

12.	What if my Eligible Options are not currently vested? Can I exchange them?

Yes. Your Eligible Options do not need to be vested in order for you to participate in the Offer.

13.	Can I exchange the remaining portion of an Eligible Option grant that I have partially exercised?

Yes. However, only unexercised shares covered by an Eligible Option grant will be exchanged. You cannot exchange shares you have already purchased.

14.	What happens if I exercise options before April 21?

The number of shares eligible for the exchange program will be adjusted accordingly.

15.	When will I receive my New Options?

You will receive your New Options on the New Option Grant Date, which will be October 23, 2003, or a later date if we extend the Offer.

16.	Why won’t I receive my New Options immediately after the Expiration Date of the Offer?

In order to avoid negative accounting consequences that can result from stock option exchanges (see Item 27 below), we cannot grant New Options for at least six months and one day after the Cancellation Date. The Cancellation Date will be April 22, 2003, or a later date if we extend the Offer, so New Options are scheduled to be granted no sooner than October 23, 2003.

17.	How will my New Options vest?

New Options will have a vesting schedule that is based on the start date of the employee:

•	If you started on or before March 3, 2001, your New Options will be 25% vested as of the New Option Grant Date, and the remaining 75% will vest monthly over 24 months, provided that you remain an employee.

•	If you started after March 3, 2001, your New Options will be 25% vested as of the New Option Grant Date, and the remaining 75% will vest monthly over 36 months, provided that you remain an employee.

18.	What is the exercise price for the New Options?

The exercise price of your New Options will be the closing market price of our common stock on the New Option Grant Date, which is expected to be October 23, 2003, or a later date if we extend the Offer. WE CANNOT GUARANTEE THAT THE NEW OPTIONS WILL HAVE A LOWER EXERCISE PRICE THAN THE ELIGIBLE OPTIONS YOU EXCHANGED.

19.	How long is the option term of the New Options?

All New Options will have our standard option term of ten years from the New Option Grant Date.

20.	If I exchange my Eligible Options, how many shares will I receive under my New Options?

This is three-for-five Offer, so for every five shares covered by the Eligible Options and Required Options you exchange, you will receive three shares under the New Options. However, the number of shares covered by your New Options will be adjusted for any stock split, stock dividend, re-capitalization or similar transaction that may occur between the Expiration Date and the New Option Grant Date.

21.	Will my participation affect my receipt of any other option?

Yes. If you participate in the Offer, you will not be able to receive any additional option grants during the period prior to the New Option Grant Date. If you receive a promotion prior to the New Option Grant Date and you elected to participate in the Offer, any options that the Board of Directors might otherwise grant to you in recognition of your promotion will be granted no sooner than the New Option Grant Date.

22.	How long will this Offer remain open?

Presently, the Offer is scheduled to remain open until 9:00 p.m., Pacific Time, on the Expiration Date, which is expected to be April 21, 2003, or a later date if we extend Offer. We have no plans to extend the Offer. However, if we do extend the Offer, you will be notified of the extension.

23.	If the Offer is extended, how does the extension impact the date on which my New Options will be granted?

If we extend the Offer, the New Option Grant Date will be extended to a day that is at least six months and one day after the extended Cancellation Date.

24.	Under what circumstances would the program dates be extended?

While we do not have any present intention of doing so, were we to increase or decrease the exchange ratio in the Offer or otherwise materially change the terms of the Offer, we would be required by law to extend the Offer period. We might voluntarily extend the Offer period if we determined that, under the circumstances, an extension was in the best interests of Extreme.

25.	Will my New Options be incentive stock options (ISOs) or nonstatutory stock options (NSOs)?

A New Option granted in replacement of a canceled NSO will be an NSO. A New Option granted in replacement of a canceled ISO will be an ISO to the maximum extent permitted under U.S. tax law.

There may be circumstances under which all or a portion of a New Option granted in replacement of a canceled ISO will not qualify as an ISO. Please see the Offer to Exchange for an additional discussion of the tax issues involved in the Offer.

26.	Will I need to pay taxes if I exchange my options in the Offer?

-	For US employees:

If you exchange options in the Offer, you will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the exchange or upon our acceptance and cancellation of the options. In addition, the grant of the New Options is not a taxable event under current U.S. law.

-	For non-US employees:

All option holders, including those subject to taxation in a country other than the US, whether by reason of nationality, residence or otherwise, should consult with their own personal tax advisors as to the tax consequences of their participation in the Offer. Tax consequences may vary depending on the tax law of each country and each individual participant’s circumstances. See the Offer to Exchange for more information.

27.	Why can’t Extreme just reprice my options, as other companies have done?

In 1998, the Financial Accounting Standards Board adopted rules requiring unfavorable accounting consequences for companies that reprice options. If we were to simply issue options immediately rather than waiting for six (6) months and one day (1), we would be required to take a charge against earnings for any future appreciation in the stock underlying the repriced options until the options were exercised, forfeited or terminated. By waiting for the six (6) month and one (1) day period to pass before issuing the New Options, the accounting rules do not consider the exchange a “repricing”.

28.	Why can’t I just be granted additional options?

The number of shares available for stock option grants under our various stock option programs is limited. Using a 3:5 exchange ratio will increase the number of shares available for future grants under those plans. Because of the number of underwater options currently outstanding, merely granting additional options would have a negative impact on our common stock dilution and per share operating results.

29.	What do I need to do to exchange my Eligible Options?

If you wish to tender your Eligible Options for exchange, you must print and complete the online election form found at http://intranet.extremenetworks.com/optionexchange and deliver it in person, by courier or by mail to Megan Buckley at Extreme Networks, Inc., 3585 Monroe Street, Santa Clara, CA 95051, or by facsimile at (408) 579-2699. Your election must be received at or before 9:00 p.m., Pacific Time, on April 21, 2003, unless the Offer is extended.

30.	What is the deadline to elect to participate in the Offer?

You must submit your elections by 9:00 p.m., Pacific Time, on the Expiration Date, which is April 21, 2003, or a later date if we extend the Offer.

31.	Can I change my election? How often?

Yes. You can change your election as many times as you like by submitting a new election at http://intranet.extremenetworks.com/optionexchange prior to the Expiration Date. However, the last election that you submit prior to the deadline will be irrevocable.

32.	What will happen if I don’t submit my election by the deadline?

If you miss this deadline, you cannot participate in the Offer. THERE CAN BE NO EXCEPTIONS TO THIS DEADLINE. An effective election to participate requires that you deliver to Megan Buckley in paper form a signed election form that has been printed out from the website (http://intranet.extremenetworks.com/optionexchange). You must complete this process prior to the election deadline.

33.	What if I don’t accept this Offer?

This Offer is completely voluntary. You do not have to participate, and there are no penalties for electing not to participate in this Offer. If you decline to participate in the Offer, none of your options will be exchanged or cancelled. They will remain outstanding with their current exercise prices and vesting schedules.

34.	If I don’t want to participate, do I have to do anything?

Please go to the exchange site and select “I do not wish to participate in the exchange program” on the election form. This will take you to a confirmation page; please print out that page and fax it to Megan Buckley at 408.579.2699.

35.	What do I do if I have additional questions?

Questions may be sent to exchange@extremenetworks.com.